

December 13, 2013

Via E-mail
Mr. Chad Stone
Chief Financial Officer
Renewable Energy Group, Inc.
416 South Bell Avenue
Ames, IA 50010

> **Re:** **Renewable Energy Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 8, 2013**
> **File No. 1-35397**

Dear Mr. Stone:

We have reviewed your response letter dated November 8, 2013 and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Note 2 – Summary of Significant Accounting Policies, page 75
Inventories, page 76

1. We note your response to prior comment three from our letter dated October 23, 2013. Please address the need to disclose in future filings additional information regarding your sale of biodiesel, with and without RINs attached, as well as your sale of RIN inventory. In this regard, we note that because no cost is allocated to RINs that you generate, it appears that your gross margins from period to period could be impacted by your decision to sell biodiesel with and without RINs attached and/or your decision to sell RIN inventory that was generated from your production. For each the three years ended December 31, 2012 and the nine months ended September 30, 2013, please quantify biodiesel sales with RINs attached, biodiesel sales without RINs attached, RIN inventory sales that were generated from your production and RIN inventory sales that you acquired from third parties. Also provide the related costs of goods sold and gross profit margin for each category of sales. We may have further comments upon your response.

General

2. We note that in your response letter dated November 8, 2013, you acknowledged that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

However, the acknowledgment was not signed by a representative from the company. In this regard, please resubmit the Tandy language acknowledgment with a signature from a company representative.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

You may contact Dale Welcome at (202) 551-3865 or Jeanne Baker at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief